UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)

                           Esperion Therapeutics, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    29664R106
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                                 (CUSIP Number)

Scott Sacane                                    William Natbony, Esq.
c/o Durus Capital Management, LLC               c/o Katten Muchin Zavis Rosenman
20 Marshall Street, ste 320                     575 Madison Avenue
South Norwalk, CT 06854                         New York, New York  10022
                                                (212) 940-8930
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 31, 2003
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             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29664R106               SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management (N.A.), LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     356,900 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            356,900 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      356,900 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
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14    TYPE OF REPORTING PERSON*

      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Durus Capital Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,370,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,370,000 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,370,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106               SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scott Sacane
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,726,900 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,726,900 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,726,900 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

This Amendment No. 1 amends the following items of the Statement on Schedule 13D filed by the Reporting Persons, on July 29, 2003 (the "Schedule"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

      On July 31, 2003, the Reporting Persons entered into a Lock-Up Letter Agreement in favor of Lehman Brothers Inc. ("Lehman Brothers"), an underwriter in a proposed public offering of Common Stock. Pursuant to the Lock-Up Letter Agreement, the Reporting Persons have agreed to restrict sales of Common Stock until January 31, 2004 as is more fully provided in the Lock-Up Letter Agreement, a copy of which is attached hereto as Exhibit 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Please see the description contained in Item 4 of the July 31, 2003 Lock-Up Letter Agreement by the Reporting Persons in favor of Lehman Brothers, which description is incorporated herein by reference. A copy of the Lock-Up Letter Agreement is attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended as follows:

      Exhibit 4: Lock-Up Letter Agreement, dated July 31, 2003

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: August 1, 2003


                                            Durus Capital Management, LLC

                                            By: /s/ Scott Sacane
                                                --------------------------------
                                                Name:  Scott Sacane
                                                Title: Managing Member


                                            /s/ Scott Sacane
                                            --------------------------------
                                            Scott Sacane


                                            Durus Capital Management (N.A.), LLC

                                            By: /s/ Scott Sacane
                                                --------------------------------
                                                Name:  Scott Sacane
                                                Title: Managing Director